Exhibit 4.20

Power of Attorney

Beijing Momo Technology Co., Ltd. (the “Momo”), a limited liability company organized and existing under the laws of the PRC, and a holder of RMB10,000,000 in the registered capital of Tantan Culture Development (Beijing) Co., Ltd. (the “Company”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Tantan Technology (Beijing) Co., Ltd. (the “WFOE”) to exercise the following rights relating to all equity interests held by the Momo now and in the future in the Company (the “Shareholding”) during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of the Momo as its exclusive agent and attorney with respect to all matters concerning the Shareholding, including without limitation to: 1) attending shareholders’ meetings of the Company; 2) exercising all the shareholder’s rights and shareholder’s voting rights the Momo is entitled to under the laws of China and the Company’s Articles of Association, including but not limited to the sale, transfer, pledge or disposition of the Shareholding in part or in whole; and 3) designating and appointing on behalf of the Momo the legal representative, directors, supervisors, chief executive officer and other senior management members of the Company.

Without limiting the generality of the powers granted hereunder, the WFOE shall have the power and authority to, on behalf of the Momo, execute all the documents the Momo shall sign as stipulated in the Exclusive Option Agreement entered into by and among the Momo, the WFOE and the Company on May 9, 2018 and the Equity Pledge Agreement entered into by and among the Momo, the WFOE and the Company on May 9, 2018 (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with the Shareholding conducted by the WFOE shall be deemed as the Momo’s own actions, and all the documents related to the Shareholding executed by the WFOE shall be deemed to be executed by the Momo. The Momo hereby acknowledges and ratifies those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to the Momo or obtaining the Momo’s consent.

During the period that the Momo is a shareholder of the Company, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, the Momo hereby waives all the rights associated with the Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by itself.

This Power of Attorney is written in Chinese and English. The Chinese version and English version shall have equal legal validity.

Beijing Momo Technology Co., Ltd. (Seal)

By:	/s/ Yan Tang /common seal/
Name:	Yan Tang
Title:	Legal Representative
August 16, 2019

Accepted by

Tantan Technology (Beijing) Co., Ltd. (Seal)

By:	/s/ Xiaoliang Lei /common seal/
Name:	Xiaoliang Lei
Title:	Legal Representative

Acknowledged by

Tantan Culture Development (Beijing) Co., Ltd. (Seal)

By:	/s/ Xiaoliang Lei /common seal/
Name:	Xiaoliang Lei
Title:	Legal Representative